UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. )*

CPEX Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

12620N104
(CUSIP Number)

June 11, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IsZo Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)           [x]
(b)           [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

132,294

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

132,294

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

132,294

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

12.           TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IsZo Capital GP LLC

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)           [x]
(b)           [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

132,294

7.           SOLE DISPOSITIVE POWER
0

8.           SHARED DISPOSITIVE POWER

132,294

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

132,294

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

12.           TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IsZo Capital Management LP

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)           [x]
(b)           [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

132,294

7.           SOLE DISPOSITIVE POWER

0

8.           SHARED DISPOSITIVE POWER

132,294

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

132,294

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

12.           TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brian L. Sheehy

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)           [x]
(b)           [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

132,294

7.           SOLE DISPOSITIVE POWER

0

8.           SHARED DISPOSITIVE POWER

132,294

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

132,294

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

12.           TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of June 17, 2010.

ITEM 1(a).                                NAME OF ISSUER:

CPEX Pharmaceuticals, Inc. (the "Issuer")

ITEM 1(b).                                ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

2 Holland Way
Exeter, New Hampshire 03833

ITEM 2(a).                                NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

- IsZo Capital LP (the “Fund”).

- IsZo Capital GP LLC (“IsZo GP”).

- IsZo Capital Management LP (“ICM”).

- Brian L. Sheehy (“Mr. Sheehy”).

IsZo GP is the general partner of the Fund.  ICM is the investment manager of the Fund.  Mr. Sheehy is the managing member of IsZo GP and the President of the general partner of ICM.  IsZo GP, ICM and Mr. Sheehy may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the Fund.

ITEM 2(b).                                ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Each of the Reporting Persons has a business address at 415 Madison Avenue, 15th Floor, New York, New York 10017.

ITEM 2(c).                                CITIZENSHIP:

Mr. Sheehy is a citizen of the United States.

IsZo GP is a limited liability company formed under the laws of the State of Delaware.

Each of the Fund and ICM is a limited partnership formed under the laws of the State of Delaware.

ITEM 2(d).                                TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value per share (the “Common Stock”)

ITEM 2(e).                                CUSIP NUMBER:

12620N104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.                   OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

The Reporting Persons beneficially own the 132,294 shares of Common Stock held by the Fund.

Percent of Class:

The Reporting Persons’ beneficial ownership of 132,294 shares of Common Stock represents 5.2% of all of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Reporting Persons have shared power to vote or direct the vote of the 132,294 shares of Common Stock held by the Fund.

(iii)   Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Reporting Persons have shared power to dispose or direct the disposition of the 132,294 shares of Common Stock held by the Fund.

ITEM 5.                   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.                   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.                   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit B.

ITEM 9.                   NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.                 CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  June 21, 2010

ISZO CAPITAL LP
By IsZo Capital GP LLC, its General Partner

By:                /s/ Brian L. Sheehy
    Brian L. Sheehy, Managing Member

ISZO CAPITAL GP LLC

By:                /s/ Brian L. Sheehy
    Brian L. Sheehy, Managing Member

ISZO CAPITAL MANAGEMENT LP
By:           IsZo Management Corp., as General Partner

By:                /s/ Brian L. Sheehy
    Brian L. Sheehy, President

     /s/ Brian L. Sheehy
     Brian L. Sheehy

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of CPEX Pharmaceuticals, Inc. dated as of June 21, 2010 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  June 21, 2010

ISZO CAPITAL LP
By IsZo Capital GP LLC, its General Partner

By:                 /s/ Brian L. Sheehy
    Brian L. Sheehy, Managing Member

ISZO CAPITAL GP LLC

By:                /s/ Brian L. Sheehy
    Brian L. Sheehy, Managing Member

ISZO CAPITAL MANAGEMENT LP
By:           IsZo Management Corp., as General Partner

By:                /s/ Brian L. Sheehy
    Brian L. Sheehy, President

     /s/ Brian L. Sheehy
     Brian L. Sheehy

EXHIBIT B

IsZo Capital LP

IsZo Capital GP LLC

IsZo Capital Management LP

Brian L. Sheehy